Exhibit 4.62
FOURTH AMENDMENT TO THE EXCLUSIVE RAGNAROK LICENSE
AND DISTRIBUTION AGREEMENT
THIS FOURTH AMENDMENT TO THE EXCLUSIVE RAGNAROK LICENSE AND DISTRIBUTION AGREENENT (“Amendment”), dated as of April 30th, 2008, is entered into by and between Burda:ic GmbH, a company organized under the laws of Germany (“Licensee”), having its principal offices at Arabellastr. 23, 81925 Munich, Germany, and Gravity Corporation, a company organized under the laws of the Republic of Korea (“Licensor”), having its principal offices at 15F Nuritkum Square BIZ Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea.
Recitals
WHEREAS, Licensor and Licensee (solely also as “Party”, collectively as “Parties”) entered into the Exclusive Ragnarok Online License and Distribution Agreement (“Agreement”) dated November 26th, 2003,
WHEREAS, the Parties now desire to amend the Agreement as specified below;
NOW; THEREFORE the Parties agree as follows:
1. Licensee has exercised its option right for a second renewal and a third renewal and Licensor hereby agrees to all of them. Therefore, the Agreement is in full force and effect from April 15th, 2006 until April 14th, 2009 (“Renewed Term”). Payment shall be ruled by the third amendment.
2. For the Renewed Term, the same terms and conditions as defined in the third amendment to the Agreement shall apply. For clarification purposes only the Parties state that no Initial Payment as defined in Article 5 (a) of the Agreement has to be paid by the Licensee to Licensor for the Renewed Term. Therefore it is agreed, that invoices issued by Licensor regarding this Initial Payment are considered to be “void”.

During the Renewed Term the Licensee shall pay to Licensor a continuing royalty of twenty-nine percent (29%) of the monthly Gross Sales Amount (“Royalty”) from April 15th, 2008 onwards. In case the Licensee, despite best efforts to advertise, promote and perform marketing activities for Ragnarok Online in the Territory by Licensee, can not achieve an operationally profitable result on a monthly basis, both parties will get together and discuss a royalty reduction for that specific month(s).
3. Licensee shall have the option to renew the term of the Agreement for an additional term of one (1) year under the same terms and conditions hereof. Licensee shall exercise the aforesaid option to renew at least three (3) months prior to the expiration of the Renewed Term of this Amendment. The option right for renewal exists only one time.
4. No later than three (3) months prior to April 14th, 2010, the Parties will mutually discuss the terms and conditions of the Agreement for further renewals. If no agreement in writing is made between the Parties for renewal or re-execution of a license agreement during such period, the Agreement shall expire without any further extension or renewal.
5. The Article 13.4 in the Agreement shall be deleted in its entirely, and replaced with the following language:
Upon the effective date of such termination, all rights granted to Licensee hereunder shall immediately cease and shall revert to Licensor, and Licensee shall at the latest 1 month after the effective date of termination cease servicing of the Game and return to Licensor any and all software, technical documents and other materials or information provided by Licensor to Licensee under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. However Licensee is not obliged to provide or deliver any user information with regards to payment or contact details, but will provide to Licensor or an entity designated by Licensor all information necessary so that the end users in the Territory will be able to access and play the Game, especially in-game character details of each end user like game ID and password, character status such as its level, items, game money, guild, quests and other character specific information.

IN WITNESS thereof, the Parties have caused and executed this Agreement on the date first above-written in duplicate originals by their duly authorized representatives as of the day and year first above written.

Burda:ic GmbH	Gravity Co., Ltd.
Munich,	Seoul,

Ingo Griebl Managing Director	Yoon Seok, Kang Chairman & CEO

Munich,

Achim Kaspers Managing Director